UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934


                         For the month of December 2002


                                 De Rigo S.p.A.
                  (Translation of registrant's name in English)

                                Republic of Italy
                 (Jurisdiction of incorporation or organization)

                           Zona Industriale Villanova
                              32013 Longarone (BL)

                                      Italy
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F X                                    Form 40-F
                    ---                                             ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                       furnishing the information to the
                           Commission pursuant to Rule
                         12g3-2(b) under the Securities
                             Exchange Act of 1934.)

                             Yes              No X
                                ---             ---


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For further information, please contact:                      25th November 2002
Maurizio Dessolis                                          FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel. 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

                                    DE RIGO

           Shareholders meeting authorizes a share repurchase program

On the 22nd of November, the shareholders of De Rigo S.p.A. authorized the Company to repurchase up to 4,400,000 of its ordinary shares (in the form of shares or American Depositary Shares). The authorization is valid for a period of 18 months (through May 22, 2004) and requires that repurchases be made at a price not greater than 10% more than, and not lower than 10% less than, the official closing price of the Company's American Depositary Shares on the New York Stock Exchange on the trading day preceding any repurchase.

                                   * * * * *

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the Prada Group for the manufacture and distribution of Prada eyewear and of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla and Onyx and its own brands Police, Sting and Lozza.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date:  December 2, 2002                 DE RIGO S.p.A.


                                            By:  /s/ Ennio De Rigo
                                                 -----------------
                                                 Ennio De Rigo
                                                 Chairman of the Board
                                                 of Directors